Minnesota Life Insurance Company
A Securian Financial Group Affiliate
400 Robert Street North
St. Paul, MN  55101-2098



October 19, 2012



Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C.  20549-4644
Attn:  Mr. Alberto Zapata


Re:	Variable Annuity Account
	   Minnesota Life Insurance Company
	   File Numbers 333-182763 and 811-04294


Dear Sir or Madam:

It is requested that the above-referenced Registration Statement, as filed and amended by the above-referenced separate account of Minnesota Life Insurance Company on Form N-4, be declared effective October 25, 2012, or as soon thereafter as is practicable.

Sincerely,

/s/ Robert L. Senkler

Robert L. Senkler
Chairman and CEO

RLS:kdj